Exhibit 11.1

The Need for A Company Policy

Insider trading is a term of art that refers to trading in securities by persons who possess material non-public infor-mation about a company whose shares are traded in the market. Insider trading is illegal pursuant to United States securities laws. In 1988, the federal Insider Trading and Securities Fraud Enforcement Act (the “Act”) was enacted as a means of strengthening the securities laws’ prohibitions against insider trading. The Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice (the “Justice Department”) are charged with pursuing violations of federal insider trading laws. With the implementation of the Act, Congress responded to increasing public concern over insider trading violations, and in the process, expanded the enforcement authority of the SEC and the Justice Department.

The Act strengthened existing securities laws by increasing the penalties for insider trading and expanding the breadth of prohibitions. The Act explicitly authorizes penalties for employers with respect to the illegal insider trading of their employees. This liability, as will be discussed throughout this Policy, can be extended to illegal trades or transactions in stock of customers, vendors and corporations affiliated with directors of Eltek Ltd. (the “Company”).

In light of the Company’s status as an SEC registrant and the establishment of a trading market for the Company’s shares on the Nasdaq SmallCap Market System, it is imperative that those persons in possession of material non-public information about the Company become thoroughly versed in the standards of appropriate conduct in connection with dealing with such information. In addition, it is in the best interest of such persons and the Company that procedures be established which will reduce the possibility of even the appearance of impropriety in connection with stock trades by Company employees and insiders.

The Consequences of Insider Trading

The consequences of insider trading violations can be staggering:

(a) For individuals who trade on inside information (or tip information to others):

1.	A civil penalty of up to three times the profit gained or loss avoided;

2.
Additional liability for the profit gained or loss avoided, either in an action by the SEC for disgorgement or in an action by contemporaneous traders (persons who sold stock in the market at or about the time the insider trader purchased such stock, or vice versa);

3.	A criminal fine (no matter how small the profit) of up to $1 million; and

4.	A jail term of up to ten years.

(b) For an employer (as well as possibly each supervisory person) which fails to take appropriate steps to prevent an illegal insider trade:

1.	A civil penalty of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation; and

2.	A criminal penalty of up to $2.5 million.

(c) Individuals and their employers could also be liable to other persons, in addition to contemporaneous traders, for damages suffered as a result of illegal trading.

Moreover, if an employee violates the Company’s insider trading policy set forth below, Company-imposed sanctions, including dismissal for cause, could result. Any of the above consequences, or even a government investigation that does not result in prosecution or civil suit, can irreparably damage individual careers and tarnish the reputation of the Company.

Our Policy

If a director, officer or any other employee of the Company has material, non-public information relating to the Company, neither that person nor any related person may purchase or sell the stock of the Company or engage in any other action to take advantage of such information until 24 hours (excluding hours falling on weekends, holidays and other days when there is no market trading of stocks) after the time when the material non-public information is made public. Also prohibited are (i) tipping, or providing such material, non-public information to others except for legitimate corporate purposes of the Company, (ii) directly recommend-ing the purchase or sale of the Company's stock (as opposed to general recommendations of the Company and its business), even if the underlying material, non-public information is not disclosed, and (iii) purchases and sales of, or tipping with respect to, the securities of any other company, such as a customer, vendor, supplier, corporations affiliated with directors, or a potential acquisition target of the Company, as to which material, non-public information may be obtained by you in the course of your employment.

In addition, regardless of whether or not they are in possession of material, non-public information relating to the Company, all directors and those officers and employees of the Company who are designated by the Company’s Board of Directors as being subject to this provision because of their regular access to material, non-public information and all persons related to such directors and designated officers and employees are prohibited from purchasing or selling the Company's stock during the “trading blackout periods” commencing on the 15th day of the final month of each fiscal quarter of the Company (e.g. March 15th, June 15th, September 15th and December 15th) and ending 24 hours (ex-cluding hours falling on weekends, holidays and other days when there is no mar-ket trading of the Company’s stock) after the time when the Company publicly releases its next quarterly or annual earnings report. Officers and employees who are designated by the Board as contem-plated above will be given written notice that they are subject to these restrictions.

All directors, officers and employees of the Company are encouraged (but not required) to give the Company's Chief Finan-cial Officer advance notice of all their proposed transactions in the Company's stock or in the securities of other companies as described above to confirm that there is no material non-public information which would make such transactions appear suspect.

The Policy stated above should be viewed as applicable to all circumstances detailed above and to circumstances where the spirit of the prohibitions seems applicable to the reasonable person. No personal emergency or perceived corporate emergency should be the basis for the violation of this Policy.

Remember, if your stock transactions become the subject of scrutiny, they will be viewed with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction after the fact.

Material Information

Compliance with this Policy requires that Company personnel understand what is deemed material information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell a stock. In short, any information which is likely to affect the market price of the stock. Examples of information frequently regarded as material are: significant new contracts or the termination of such contracts; projections of future earnings or losses; a pending or proposed merger, acquisition or tender offer; a significant sale of assets or the disposition of a subsidiary; a change in dividend policy or the declaration of a stock split; the offering of additional securities; changes in management; significant new products or discoveries; impending bankruptcy or financial liquidity problems; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

Transactions By Family Members

This Policy applies to purchases and sales of securities by your immediate family members and others living in your household. Employees are expected to be responsible for the compliance of the members of their immediate family and house-hold.

Tipping Information to Others

Whether the information is proprietary information about the Company or information that could have an impact on its stock price, employees must not pass the information on to others. The above-mentioned penalties apply whether or not you yourself derive any benefit from another's actions.

When Information is Public

As you can appreciate, it is improper for a director, officer or other employee to trade in the Company's stock immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company's shareholders and the investing public should be afforded the time to receive the information and act upon it, as mentioned above, you should not engage in any stock transactions until 24 hours (excluding hours falling on weekends, holidays and other days when there is no market trading of stocks) after the time when the informa-tion has been publicly released. For example, if an infor-mation release is made by the Company at 10:00 A.M. on a Friday and the next Monday is a normal trading day, then you should not trade in the Company's stock until after 10:00 A.M. on Monday.

Company Assistance

Any person who has any questions about this Policy in general or its application in specific instances is urged to seek advice by contacting the Company's Chief Financial Officer. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

Certifications

All employees will be required to certify their understanding of, and intent to comply with, this Policy. Officers, directors and other employees who are subject to the “trading blackout periods” described above will also be required to certify compliance on an annual basis.